Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK OF LAUREATE EDUCATION, INC.

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, the registrant has one class of securities registered under Section 12 of the Exchange Act of 1934, as amended: Class A common stock, par value $0.004 per share.

The following discussion is a summary of the terms of our capital stock, our amended and restated certificate of incorporation, our amended and restated bylaws and certain applicable provisions of Delaware law, as currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed previously with the Securities and Exchange Commission.

Our amended and restated certificate of incorporation provides for three classes of common stock: Class A common stock, Class B common stock and common stock. No shares of our common stock will be issued or outstanding until the date on which the number of outstanding shares of our Class B common stock represents less than 15% of the aggregate number of shares of our then outstanding Class A common stock and Class B common stock, at which time all outstanding shares of our Class A common stock and Class B common stock will automatically convert into shares of our common stock.

Our authorized capital stock consists of 1,625,000,000 shares, of which 700,000,000 shares are designated as Class A common stock, 175,000,000 shares are designated as Class B common stock, 700,000,000 shares are undesignated common stock, all with a par value of $0.004 per share, and 50,000,000 shares are designated as preferred stock, with a par value of $0.001 per share.

 Class A and Class B Common Stock
Voting Rights
Holders of shares of our Class A and Class B common stock have identical rights, except that holders of shares of our Class A common stock are entitled to one vote per share and holders of shares of our Class B common stock are entitled to ten votes per share. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be separate votes of holders of shares of our Class A common stock and Class B common stock in the following circumstances:

•
if we propose to amend our amended and restated certificate of incorporation to alter or change the powers, preferences or special rights of the shares of our Class A or Class B common stock so as to affect them adversely or to increase or decrease the par value of the shares of a class of our stock;

•	if we propose to treat the shares of our Class A or Class B common stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

•	if we propose to treat the shares of our Class A or Class B common stock differently with respect to any subdivision or combination of the shares of our Class A or Class B common stock; or

•
if we propose to treat the shares of our Class A or Class B common stock differently in connection with a change in control, liquidation, dissolution, distribution of assets or winding down of the Company with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of our Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class. In addition, under our amended and restated certificate of incorporation, we may not issue any shares of our Class B common stock, other than (i) upon exercise of options, warrants, or similar rights to acquire common

Exhibit 4.1

stock outstanding, (ii) in connection with deferred compensation and executive profit interest arrangements in existence immediately prior to the completion of this offering and (iii) in connection with stock dividends, stock splits and similar transactions.
We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
Economic Rights
Except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable provisions of Delaware law, shares of our Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.
Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividends that our board of directors may determine to issue from time to time, unless different treatment of the shares of such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class. In the event that a dividend is paid in the form of shares of our common stock or rights to acquire shares of our common stock, the holders of shares of our Class A common stock shall receive shares of our Class A common stock, or rights to acquire shares of our Class A common stock, as the case may be, and the holders of shares of our Class B common stock shall receive shares of our Class B common stock, or rights to acquire shares of our Class B common stock, as the case may be.
Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of shares of our Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock, unless different treatment of the shares of such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class.
Change of Control Transactions. Upon (i) the closing of the sale, exchange, transfer or other disposition of all or substantially all of our assets, (ii) the consummation of a merger, consolidation, business combination or other similar transaction which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power and outstanding capital stock of the voting securities of the Company or the surviving or acquiring entity, or (iii) the recapitalization, liquidation, dissolution or other similar transaction which results in the voting securities outstanding immediately prior to the transaction representing less than a majority of the of the combined voting power and outstanding capital stock of the Company or the surviving entity or parent entity, the holders of shares of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of our Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class.
 Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of our Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class.
 Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one

Exhibit 4.1

share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of shares of our Class B common stock.
Upon the death or permanent incapacity of a holder of shares of our Class B common stock who is a natural person, the shares of our Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into shares of our Class A common stock.
Once converted into shares of our Class A common stock, the shares of our Class B common stock will not be reissued.
Shares of our Class A common stock and Class B common stock will each convert automatically into a single class of our common stock on the date on which the number of outstanding shares of our Class B common stock represents less than 15% of the aggregate combined number of outstanding shares of our Class A common stock and Class B common stock. Following the conversion, no additional shares of our Class A common stock or Class B common stock will be issued, and each share of our common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. This provision of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting separately as a class.
 Preferred Stock
Our board of directors is authorized, without further stockholder action, to classify or reclassify any unissued portion of our authorized shares of our common stock to provide for the issuance of shares of other classes or series, including preferred stock in one or more series. We may issue shares of our preferred stock from time to time in one or more classes or series, with the exact terms of each class or series established by our board of directors. The powers and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions of the shares of such series will be fixed by the certificate of designations relating to each series. Certificates of designations relating to each series will specify the terms of the preferred stock, including, but not limited to:

•	the distinctive designation and the maximum number of shares in the series;

•	the terms on which dividends, if any, will be paid;

•	the voting rights, if any, on the shares of the series;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any; and

•	any or all other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of the series.
The issuance of preferred stock may delay, deter or prevent a change in control.
Public Benefit Corporation Status
In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the

Exhibit 4.1

public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their benefit performance. In connection with this report, our board of directors is required to set objectives and standards to assess our benefit performance and to assess our performance based on those standards. While a Delaware public benefit corporation may provide in its certificate of incorporation that it will measure the corporation’s benefit performance against an objective third-party standard, our amended and restated certificate of incorporation does not contain that requirement and we expect that our board of directors will measure our benefit performance against the objectives and standards it sets.
We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of shares of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.
Our public benefit, as provided in our amended and restated certificate of incorporation, is to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders.
 Exclusive Venue
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware unless we otherwise consent in writing to an alternative form. Although we believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Anti-takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Our amended and restated certificate of incorporation and amended and restated bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq listing standards. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of our common stock and

Exhibit 4.1

preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals. Except as provided in that certain Amended and Restated Securityholders Agreement, dated as of February 6, 2017, by and among the Company, Wengen Alberta, Limited Partnership (“Wengen”), Wengen Investments Limited, the general partner of Wengen, and the other parties thereto (the “Wengen Securityholders Agreement”), our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation provides that, subject to applicable provisions of Delaware law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office; provided, however, that at any time Wengen or any of the parties (other than employees of the Company) to the Wengen Securityholders Agreement, or each of their respective affiliates, beneficially owns, in the aggregate, at least 40% of the total number of outstanding shares of our Class A common stock and Class B common stock, special meetings of our stockholders shall also be called at the request of such entity pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our amended and restated bylaws and provide to us certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.
Business Combinations. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Exhibit 4.1

Our amended and restated certificate of incorporation provides that none of Wengen or the parties to the Wengen Securityholders Agreement or their affiliates or any of their respective direct or indirect transferees and any group as to which such persons are a party constitute “interested stockholders” for purposes of this provision.
No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.
Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that stockholder action by written consent will be permitted only if both the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by our board of directors. Following the conversion of all of the outstanding shares of our Class B common stock into shares of our Class A common stock, our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated certificate of incorporation or amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.
Amendment of Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, (1) the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of our amended and restated certificate of incorporation, and (ii) the affirmative vote of a majority of the outstanding shares of our Class A common stock and the affirmative vote of a majority of the outstanding shares of our Class B common stock, each voting separately as a class, shall be required to amend or repeal, or adopt any provision of our amended and restated certificate of incorporation inconsistent with Article V (Capital Stock), Article VI (Definitions), or clause (ii) of Article XI (Amendments) of our amended and restated certificate of incorporation.
Public Benefit Corporation. As a public benefit corporation, an affirmative vote of 66 2/3% of the outstanding stock is required to effect a non-cash merger with an entity that is not a public benefit corporation with an identical public benefit.
The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions could, however, have the effect of discouraging others from making tender offers for shares of our Class A common stock and, as a consequence, they also may inhibit fluctuations in the market price of shares of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exhibit 4.1

Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.
Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Laureate. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Stock Exchange Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “LAUR”.